

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

> **Re: McGraw Hill, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2022**
> **CIK No. 0001951070**

Dear Simon Allen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2022

Summary, page 1

1.   We note your response to prior comment 3. Please file consents pursuant to Rule 436 of the Securities Act.

Consolidated Operating Results for the periods from August 1, 2021 to March 31, 2022 (Successor)...., page 109

2.   We have read your response to prior comment 12. Please provide the following:
   • We note here and in your discussion of your interim results that you appear to explain the increase or decrease in line items between periods for your predecessor and successor. For example, on page 110, you indicate that the increase in higher

education revenue was due to digital revenue growth of $44.0 million, timing of digital revenue recognition of $53.5 million, lower product returns reserve of $7.0 million, partially offset by decline in print revenue of $13.5 million and lower direct-to-students sales of $31.0 million. It appears that you have explained a net increase in higher education revenue, however it is not clear what period this increase relates to or whether you were discussing the results of your predecessor, successor or both. Given that your predecessor and successor financial information are prepared on different bases of accounting and are therefore not comparable, please revise your MD&A to "separately" discuss the historical results of your predecessor and successor. Please note that your supplemental pro forma discussion beginning on page 114 already attempts to bridge the comparability gap between your predecessor and successor financial information for the period presented; and

- In your discussion of consolidated results for the year ended March 31, 2022(Pro Forma Pre-Achieve3000 Acquisition) and 2021(Predecessor), it appears that you have provided the same explanation above for the increase in higher education revenue. You have disclosed the same net increase as the business reasons for the increase of $15.4 million or 2.4% for the period presented. Please advise or revise your discussion here to address this inconsistency. This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.

Business, page 155

3. We note your response to our prior comment 15. Please include any contracts made between you and the third party suppliers you discuss that you are substantially depended upon as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation S-K.

23. Subsequent Events, page F-116

4. We note your response to prior comment 18 and the revised disclosures included on pages F-43 and F-116. Please also revise your disclosures to state whether the date through which your subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

You may contact Charles Eastman at (202) 551-3794 or Earnest Greene at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing